Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Standard Microsystems Corporation
Commission File No.: 0-7422

Subject Company: Conexant Systems, Inc.
Commission File No.: 000-24923

Additional Information About This Transaction
In connection with the proposed transaction, SMSC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Conexant and a prospectus of SMSC.  The definitive proxy statement/prospectus will be mailed to stockholders of Conexant.  Conexant and SMSC urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by SMSC and Conexant with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and other documents filed by SMSC or Conexant with the SEC relating to the proposed transaction may also be obtained for free by accessing SMSC’s website at www.smsc.com by clicking on the link for “Investor Relations”, then clicking on the link for “SEC Filings” or by accessing Conexant’s website at www.conexant.com and clicking on the “Investors” link and then clicking on the link for “Financial Information” and then clicking on the link for “SEC Filings”.

Participants in This Transaction
SMSC, Conexant and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Conexant stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Conexant stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about SMSC’s executive officers and directors in SMSC’s definitive proxy statement filed with the SEC on June 14, 2010.  You can find information about Conexant’s executive officers and directors in Conexant’s definitive proxy statement filed with the SEC on December 10, 2010.  You can obtain free copies of these documents from SMSC or Conexant, respectively, using the contact information above.

Forward Looking Statements
Except for historical information contained herein, the matters set forth in this document are forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These uncertainties may cause SMSC’s or Conexant’s actual future results to be materially different from those discussed in the forward-looking statements. These risks and uncertainties include risks relating to the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Conexant stockholders to approve the transaction; a failure to consummate or delay in consummating the Merger for other reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; and other risks relating to the  companies’ businesses set forth in their filings with the SEC.

Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC and Conexant at this time. Such statements are subject to change, and SMSC and Conexant do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in SMSC’s and Conexant’s reports filed with the SEC. Investors are advised to read each company’s Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled “Other Factors That May Affect Future Operating Results” or “Risk Factors” for a more complete discussion of these and other risks and uncertainties.

CORPORATE PARTICIPANTS

Kris Sennesael
SMSC - VP & CFO

Christine King
SMSC - President & CEO

Jean Lopez
Saratoga Capital - Analyst

Mahesh Sanganeria
RBC Capital Markets - Analyst

Harsh Kumar
Morgan, Keegan & Company - Analyst

Carolynne Borders
SMSC - Director Corporate Communications

Ian Ing
Gleacher & Company - Analyst

Blake Harper
Signal Hill Group - Analyst

Rob Crystal
Goldman Sachs - Analyst

Sachin Shah
Capstone Global Markets - Analyst

Jeff Schreiner
Capstone Investments - Analyst

CONFERENCE CALL PARTICIPANTS

Christopher Longiaru
Sidoti & Company - Analyst

Suji De Silva
Kaufman Brothers, L.P. - Analyst

Vernon Essi
Needham & Company - Analyst

Josh Baribeau
Canaccord Genuity - Analyst

Michael Donahue
Emerging Growth Equities - Analyst

Jonathan (Jed) Dorsheimer
Canaccord Genuity - Analyst

Jiwon Lee
Sidoti & Company - Analyst

Vincent Pipia
Joseph Gunnar & Co. - Analyst

Christian Schwab
Craig-Hallum Capital Group - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen. And welcome to the SMSC's third quarter fiscal 2011 earnings conference call. At this time, I'd like to inform you that today's conference is being recorded and that all participants' lines are in a listen-only mode. Following management's discussion, we will open the conference up for questions and answers and instructions will follow at that time. I'll now turn the conference over to your host, Carolynne Borders of SMSC. Please go ahead, Ms. Borders.

Carolynne Borders - SMSC - Director Corporate Communications

Thank you. Good morning, and thank you for joining us today for SMSC's third quarter fiscal 2011 conference call. Please note that there is a slide presentation that accompanies today's call. The press release, slide presentation and a replay will be available in the Investor Relations section of our website. Representing management today are Chris King, President and CEO, and Kris Sennesael, Vice President and CFO. Following management's discussion, we'll open the call to a Q&A session.

If you're participating in our online webcast, please move on to slide two for a quick note on our Safe Harbor statement. Certain matters discussed in this teleconference are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected or forecasted. Such risks and uncertainties include, but are not limited to, those discussed in this teleconference and those found in the Company's Form 10-K, 10-Qs and other filings with the Securities and Exchange Commission. I'd also refer you to the forward-looking statement language contained in today's press release regarding risks and uncertainties.

Today's presentation also includes non-GAAP financial measures which should not be considered in isolation or as an alternative to results of operations data or any other measure or performance derived in accordance with US GAAP. However, these non-GAAP financial measures are presented because management believes they provide useful supplemental information for management and investors and allow them to perform meaningful comparisons to the Company's past and present results. Before we begin, I'd like to remind you that SMSC will be presenting at the Needham Growth Conference in New York City, tomorrow, January 11th at 1.30 PM Eastern time. And with that, I'll turn the call over to Chris King.

Christine King - SMSC - President & CEO

Thanks, Carolynne and good morning everyone. Today I am very pleased to announce the signing of a definitive agreement in which SMSC will purchase all of the outstanding shares of Conexant. We are very excited about the strategic technology, engineering, and financial implications of our future together. Under the terms of the agreement, SMSC will acquire Conexant for approximately $2.25 per share, 50% in cash and 50% in stock. The transaction is valued at approximately $284 million, including the assumption of Conexant's net debt. The acquisition has been approved by the SMSC and Conexant Boards Of Directors. We expect to close the transaction in the first half of calendar 2011, subject to the satisfaction of regulatory requirements, approval by Conexant stockholders and other customary closing conditions.

The acquisition is expected to be accretive to non-GAAP gross margins, non-GAAP operating margins, and non-GAAP earnings per share immediately upon closing. We expect to realize approximately $8 million to $10 million in annualized pre-tax cost synergies by the end of SMSC's fourth quarter fiscal 2012 as a result of the consolidation of support functions and optimization of the supply chain across a larger base. We plan to provide an update on the impact of the acquisition to our financial model as well as the accounting treatment for the transaction following the close of the deal. As you know, our two Companies have a long history of serving the semiconductor industry.

SMSC has spent the last two years focusing not only on connectivity solutions, including USB, MOST automotive networking and other protocols but on the content and use applications which surround these standards as well. Adding graphics, video, storage, security and wireless audio has extended our reach, added value and has allowed us to provide more comprehensive feature-rich solutions to our customers. During the same time period while divesting some of its assets, Conexant has focused its investment and engineering capability on new growth areas that are highly complementary to SMSC's strategy. These products include world-class computing consumer and embedded audio, video capabilities, security solutions, additional connectivity protocols and highly differentiated imaging products.

These solutions are an excellent match to SMSC's focus on providing value-added connectivity ecosystems to the computing, consumer automotive and industrial markets. As a result, the SMSC/Conexant combination will expand our reach and scope into connectivity products which not only include communication protocols but the content surrounding it. This creates a Company which is balanced and diversified in terms of end market presence and geographical reach. The combined Companies are expected to bring together a team of over 900 highly capable engineers encompassing analog, mixed signal, firmware and software expertise with deep applications knowledge that is important to our end markets.

While there is significant synergies in our product portfolios, there is no real product overlap between SMSC and Conexant. As a result, combining the two Companies will add to the scale and breadth of our solution offerings. In addition, we currently serve many of the same customers who are leaders in the computing, consumer and industrial markets. We believe there are many opportunities for both Companies to accelerate the sale of existing products by leveraging the deep relationships we have established over the years. At the same time, we will focus on bringing newly developed Conexant products to market and working with our customers to design integrated solutions that take advantage of the combined capability of both Companies.

To ensure the optimal integration of our teams as well as technical and product strengths, we will be taking advantage of the outstanding leadership both at Conexant and SMSC. We are pleased to announce that, Sailesh Chittipeddi, currently the President and Chief Operating Officer at Conexant will assume the role of Executive Vice President of the combined Company, with responsibility for all product lines, worldwide engineering and marketing. Roger Wendelken and Dave Coller will continue as Heads of Worldwide Sales and Operations respectively, while Kris Sennesael will remain Chief Financial Officer. While we will be taking advantage of cost synergies throughout the integration period including optimization of our supply chains, our intent is to leave both our engineering workforces essentially intact and we are planning to remain in our global locations.

Finally, the size and scale of the new SMSC will be significantly increased. We expect this will result in improved financial and operational leverage with an annual revenue of more than $600 million and an accretive impact to non-GAAP gross margin, non-GAAP operating margin, and non-GAAP earnings per share immediately upon closing. As we all know, success in the semiconductor industry is about the ability to provide complete customer and market solutions, as well as superior financial performance. The size and scale of the SMSC/Conexant combination as well as technology and product synergies and a world-class engineering team will bring SMSC another step closer to a bold and successful future.

Now let's move on to SMSC's third quarter earnings results on slide 13. SMSC's revenue of $107 million in the third quarter fiscal 2011 was up 3% sequentially or up 23% from the third quarter last year. This was record quarterly revenue for SMSC. $2.7 million of this revenue was a result of the Symwave acquisition which closed on November 12. Without this additional revenue, SMSC sales of $104.3 million are within our prior guidance range, flat sequentially and up 20% from the same period last year. This result is consistent with our previous remarks related to muted seasonality in the back half of our fiscal year following an unusually strong first half.

Sales to the automotive market reached a record level in the third quarter at $19.1 million, and grew by 5% sequentially. PC revenue grew 2% due to continued slow enterprise demand which is lower than we expected at some of our customers. Industrial revenue continued to increase for the sixth quarter in a row. The largest drop in the third quarter came from the termination of certain PC promotional programs for free accessories which benefited us. Other consumer sales were flat. However, the market adoption of wireless audio capabilities was lower than expected.

In addition, the launch of some tablet devices we are designed into were delayed. On a year-over-year basis, sales into all end markets produced strong double-digit growth. Non-GAAP gross margin in the third quarter was 55.4%, and non-GAAP operating margin was 14.8%. We reported non-GAAP EPS of $0.52 for the quarter. Finally, SMSC generated $9.2 million in cash from operations during the quarter.

Let's move to slide 14 for a discussion on the market and our business outlook. We expect fourth quarter sales to decline roughly in line with seasonality. Our expectation is that PC demand will be relatively flat with the exception of the ODMs driving to lower inventory levels, the effect of a number of platform transitions, and the normal Japanese year-end inventory adjustments. Industrial revenue should drop lower than seasonal as the supply chain aligns with demand and we anticipate normal post-Christmas season consumer inventory correction. We currently believe all these factors will result in a short-term pause before a better than seasonal fiscal Q1. We expect to exit fiscal 2011 with over $400 million in revenue, up more than 30% year-over-year which will be record annual revenue for SMSC.

We expect to improve our non-GAAP earnings per share by more than three times for fiscal 2010 earnings per share of $0.46. Book-to-bill during Q3 was a low 0.7, as our order coverage was extremely high coming into the quarter. The largest booking drop was for industrial components as we returned to more normal sales levels. Our bookings have picked up significantly since early December, and our quarter-to-date book-to-bill is above 1.3, as orders spill in for Q4 and Q1.

Slide 15 provides a snapshot of some recent SMSC design wins and other product highlights. We recently enhanced our connectivity product offering with the introduction of our ViewSpan USB3 Remote Graphics Technology for multiple displays and we received our first orders from a major Tier 1 display customer. We also now have a brand-new storage product portfolio as a result of the Symwave acquisition with our USB to SATA technology. Our low power, high performance storage solution has been well received with target customers. Most importantly, we believe the addition of this highly experienced analog team will accelerate our connectivity roadmaps as storage technology is increasingly integrated into our connectivity chips.

Overall, USB2 revenue continues to remain strong and we anticipate this to continue into the fourth quarter. With our USB3 Storage Solution in production and our graphics products starting to ramp now, we are expecting a strong USB-oriented fiscal 2012. Design wins for our USB to Ethernet products are also growing. We've introduced support for both 10/100 as well as 10/100 gigabit Ethernet into single-chip fully integrated solutions. Our expectation is the tablet market could open up a whole new opportunity for connectivity solutions both in the tablet itself and in various docking stations.

SMSC USB connectivity and analog components are designed into most of the major reference designs and we are now working with over 20 customers in the US, Asia and Japan, as part of the solution for this new category. After seeing many of these new products at CES last week, we are looking forward to this changing landscape in the coming months. Moving to other design wins that have been highlighted in industry tear-downs, we are excited to report that two of SMSC's chips were selected for Sony's Google TV to enable ethernet connectivity and USB support. Our USB transceiver was also selected for the Parrot Drone Quadricopter which appears to be hot ticket item with flying enthusiasts.

SMSC also recently launched its next generation wireless audio processor, with Tri-Band support and embedded multi-channel USB2 audio controller for a wide variety of digital wireless audio applications. This was designed for customers integrating Wi-Fi and Bluetooth into their consumer products such as home, audio and theater systems, PCs, gaming consoles and headphones. And other exciting news, the MOST Cooperation just reported on a recent Audi/Volkswagen announcement. They will be the first to bring a car to market with the next generation MOST150 in the Audi A3. Volkswagen has also stated that it will use MOST150 in their entire production series across all brands. We reported last quarter that we had achieved a milestone with more than 100 car models on the road with MOST.

Today we are announcing the latest additions with the MINI Countryman, the BMW X3 and a new Bentley model. Over the past two years we have made a number of decisions to acquire or invest in companies. Our investment rationale has always been to enhance our organic growth profile and market share with synergistic products or technology and to add high quality engineering talent to our team. On November 12, we acquired Symwave a fabless designer of high performance USB and FireWire storage solutions. This team of engineers has delivered the industry's highest performing storage products for SuperSpeed USB market. Its USB to serial ATA device was the first to achieve USB IF certification.

Prior to the acquisition, Symwave products had already been qualified by most of the major storage OEM companies worldwide and have started shipping in high volume production. With USB3 now ready for mass deployment, the Symwave team is strengthening our USB3 market position, allowing us to take advantage of this performance shift at the optimal time. Perhaps of most importance, we expect this IP will be broadly used throughout SMSC's connectivity portfolio.

While the Symwave's acquisition along with our wireless audio acquisitions are expected to be somewhat dilutive to gross margins and earnings in Q4, we firmly believe they bring SMSC essential technology skills and capabilities to enable our future growth. We've had a solid investment track record to date and we are very excited about the prospects of our latest acquisition agreement with Conexant. As we discussed, we feel this is a great fit with SMSC's product portfolio and we expect to drive significant efficiencies and opportunities through our new size and scale following the close of the transaction.

Slide 16 offers a snapshot of revenue performance by vertical market. As mentioned earlier on an absolute dollar basis, automotive, consumer electronics, PC and industrial revenue all increased sequentially. All of our end markets are expected to perform in line with seasonality in the fourth quarter, with the exception of the industrial market. We anticipate industrial sales will drop about 20% due to an inventory correction following six quarters of sequential growth, returning to normal levels in Q1.

We expect PC sales to be in line with normal seasonality, primarily driven by the customary year-end Japanese inventory adjustments. Consumer sales should decline slightly due to weakness in video related products, offset by a ramp of wireless audio programs. Revenue from our USBPHYs and SmartPhones will also be down in line with normal seasonality. We expect automotive sales to be slightly up in Q4.

Now looking at product line revenue performance on slide 17 for the third quarter, our computing and connectivity revenue grew by 2% sequentially. Regarding PC inventory, we believe that current ODM inventory stands at approximately two weeks. Overall, we believe inventories in the channel and at the ODMs are in a healthy state as we transition into 2011 and the Chinese New Year shutdown. Automotive product sales grew by 6%.

The luxury car segment has continued to be strong, driven by demand in the US and China, and OEMs such as Audi, BMW, Daimler, Volvo and Jaguar seem to be benefiting from this. To support this, the luxury car makers shortened their Christmas vacation shutdowns in order to increase their capacity. Therefore, we expect solid demand to continue into the new year. Our analog product sales increased by 6% from the second quarter of fiscal 2011. This was mainly driven by the ramp of thermal management design wins.

Going forward, we expect there will be a move to integrate analog functions like touch and thermal management into embedded control and connectivity solutions and we are positioning ourselves to take advantage of this trend. Finally, we are introducing the consumer electronics solutions product line which combines our mobile technology and wireless technology groups. We think this is a natural fit and expect the consolidation of our investment will result in a more competitive product solution for our customers in portable ecosystems and a higher return on R&D investment for SMSC.

For the third quarter, the Consumer Electronics Solutions product line grew by 2% sequentially. In the fourth quarter, we expect these sales to be about flat as we believe there is currently adequate inventory in the SmartPhone channel. Wireless Audio revenue grew by 7% sequentially in Q3 and we anticipate further growth in Q4. However, the adoption of wireless audio is slower than we had anticipated, due to the consumer spending environment and price sensitivity.

In looking at revenue by geography on slide 18, the total breakdown is very similar between the second and third quarters. In absolute dollars, EMEA and Asia grew in the low single digits sequentially while the Americas were down 3% and Japan was about flat. However, in year-over-year comparison, EMEA grew by an impressive 40% and Japan increased by 33%.

Looking ahead to the fourth quarter, we expect our revenue from Asia and Japan to decline sequentially as customers in this region traditionally work down inventory at this time, with the Americas and EMEA about flat from the third quarter. As evident last week at CES, connectivity is becoming ever more important in mobile, enterprise, automotive and consumer devices. SMSC continues to benefit from new connectivity adoption from traditional applications to new opportunities in storage, security, graphics, and now wireless solutions. We expect to further add to this portfolio with the addition of Conexant's audio, video, imaging and connectivity capability. Now I'll hand the call over to Kris Sennesael for a review of our financial highlights on slide 19. Kris?

Kris Sennesael - SMSC - VP & CFO

Yes. Thanks Chris. Revenue in the third quarter of fiscal 2011 was $107 million, a 3% sequential increase and up 23% versus the same period in the prior year. Revenue included approximately $2.7 million in revenue from the Symwave acquisition, which closed on November 12. Non-GAAP gross margin was 55.4%. Gross margin from the SMSC business excluding Symwave came in very strong, above our target model of 56%. Currently, the gross margin in the acquired business from Symwave is well below the SMSC gross margin, and as such, it's having a dilutive effect on the overall gross margin. Non-GAAP operating margin was 14.8%. Operating margin from the SMSC business excluding Symwave is approximately in line with our target model and guidance, but the acquired Symwave business is also dilutive to the overall operating margin.

On a non-GAAP basis, net income was $12 million, and diluted earnings per share was $0.52, slightly higher than the $0.51 reported in the second quarter of fiscal 2011, and showing a significant increase from the $0.34 in the third quarter one year ago. The non-GAAP EPS of $0.52 is well above our guidance range of $0.42 to $0.43. The non-GAAP effective tax rate for the third quarter of fiscal 2011 was 25%, lower than usual, due to a reversal of approximately $1.9 million in FIN 48 Tax Reserves.

Slide 20 shows an improving trend in SMSC's quarterly revenue. In the third quarter, we achieved a new Company record total revenue of $107 million. Looking ahead to the fourth quarter, we still anticipate a normal seasonal sequential revenue decline of approximately 7% to 10%. Slide 21 shows our trailing quarterly non-GAAP net income performance. Our quarterly profit also continues to demonstrate solid improvement as we execute on our financial model. Non-GAAP net income in the third quarter of fiscal 2011 was $12 million, or $0.52 per diluted share. On a GAAP basis, gross margin was 52.2%. The net loss was $4.6 million, or $0.20 per diluted share.

The GAAP result of the third quarter includes stock-based compensation expense of $18.9 million. Of the $18.9 million, $16.9 million was related to the fair market value adjustment of share appreciation rights as a result of the increase in SMSC stock price during the third quarter. The GAAP result also includes $2.2 million in amortization of intangibles, about $150,000 in restructuring charges and $2.7 million for acquisition and equity investment charges. The tax effect of the non-GAAP adjustments totaled $7.5 million.

Join me on slide 22 for a review of the balance sheet. During the third quarter, SMSC generated $9.2 million in cash from operations. CapEx in the third quarter was $3.3 million, and depreciation was $4.3 million. $3.8 million of auction rate securities were redeemed at par in the third quarter, and an additional $550,000 in the securities was redeemed to date in the current quarter, leaving us a current gross balance of $32.2 million in these securities. Slide 23 details SMSC current inventory and receivables position. Inventories in the third quarter of fiscal 2011 increased by $4.2 million sequentially, primarily due to the additional inventory from the Symwave acquisition. As a result, the inventory turns decreased from 3.9 to 3.8, slightly below our target of four turns. DSO grew slightly from 54 days to 55 days at the end of the third quarter, also mainly as a result of the Symwave acquisition.

Let's wrap up on slide 24 with a review of our business outlook. We currently expect fourth quarter fiscal 2011 revenues to be in the range of $96 million to $99 million, down 7% to 10%, roughly in line with normal seasonality. Revenues include approximately $3 million from the Symwave acquisition. We anticipate non-GAAP gross margin to be approximately 54%, primarily due to changes in the mix as most of the decline in revenue is expected in the industrial end market which typically has gross margins above Company average, and including the dilutive effect of Symwave revenue.

Non-GAAP operating expenses are expected to be approximately flat with the third quarter of fiscal 2011. We expect the non-GAAP effective tax rate in the fourth quarter to be about 45%, mainly as a result of some losses from the acquired businesses that are located in offshore tax jurisdictions. We expect our future tax rate to improve gradually when those losses become deductible towards future profits in those tax jurisdictions. For the fourth quarter, we expect earnings per share to be in the range of $0.20 to $0.24 per share on a non-GAAP basis. This EPS guidance includes the impact of the Symwave acquisition which is approximately $0.04 dilutive and a $0.02 negative impact as a result of the higher non-GAAP effective tax rate as I explained before. Now, I'll turn the call over to the operator for the Q&A.

QUESTION AND ANSWER

 Operator

Thank you. The question-and-answer session today will be conducted electronically. (Operator Instructions) We'll pause for just a moment to assemble the queue. We'll take our first question from Vernon Essi from Needham & Company.

Vernon Essi - Needham & Company - Analyst

Thank you very much and good morning.

Christine King - SMSC - President & CEO

Hi, Vern.

Vernon Essi - Needham & Company - Analyst

Hi. Regarding Conexant, a lot of information here and just backing up, I mean, I see the accretion argument pretty easily on the numbers but I think the biggest question you're probably going to get and I'll address it directly is the revenue atrophy of the Company. How do you respond to that and what is your strategy going forward assuming this acquisition is consummated?

Christine King - SMSC - President & CEO

Sure. That's a great question, Vernon. I think it does get right to the point. So I think you know over the last two years that Conexant has divested of a number of its product lines, particularly in the broadband, wireless networking and broadband media networking. So what's left in the Company and the pieces that we're very excited about, first and foremost is world class audio capability which is growing on the embedded side. Also, video capability in surveillance and other video applications, additional connectivity protocols and then of course, the imaging business. We believe that these areas of products are very complementary to our strategy at SMSC and we believe that we're at the bottom here of the atrophy of the old businesses, as you mentioned, with some very good acceleration of new product areas.

And so in my opening remarks, I talked about the SMSC strategy for the last two years. Obviously, we focus a lot on connectivity, particularly in USB as well as MOST. And I think just being a connectivity supplier in the future is not going to be good enough. So we've been adding content around the edges of connectivity with applications and products that address graphics with our new USB graphics solution, storage, security, wireless audio, and now we think that with the addition of the Conexant products, that will even further that, adding this world class audio, the video capability that they have, as well as some of the networking protocols and of course, imaging. So we think that our content story is going to be very much enhanced and our expectation is that we are going to have several opportunities to grow the revenue that Conexant currently enjoys.

Number one is we think there is opportunities with existing products which will be complemented by SMSC's deep relationships with many of the customers in the PC and the consumer space so we're looking forward to that. We're looking forward to the ramp of the new products that Conexant has just started shipping, particularly in embedded audio and in video and that of course along with our ramping products. Even as we announced the transaction this morning, I'm hearing from SMSC employees saying "wow, we can use this technology here in our next generation wireless audio product." So I really think there is a growth story here. I understand that there will be some skepticism about it but we're just going to get those products and work with our customers and the solutions and I believe it's going to, over time, enhance the revenue growth of the combined Company.

Vernon Essi - Needham & Company - Analyst

Okay. I appreciate the long answer. Just to revisit obviously some great cross-selling opportunities here and I think you highlighted the two end markets as become primarily PC and consumer for the connectivity side is where you see Conexant as having the most augmentation off of your installed base.

Christine King - SMSC - President & CEO

Yes, and I think there's also some in the industrial area as well.

Vernon Essi - Needham & Company - Analyst

Thanks for answering that. And then I -- just a quick -- and I'll move on for another person to ask questions. But just in terms of the quarter summary from you business conditions, you made a point about PC enterprise being lower than expected. Could you just discuss that and what you're seeing out there?

Christine King - SMSC - President & CEO

Sure. Yes, I think as we've gone through the year, as you know, Vern, we always expected there to be this hockey stick of enterprise demand which I don't believe has really happened. It's just been slow every single quarter. I would say in the quarter that we completed it was slower than we had expected. I also think there was an impact of transition from Intel platform to Intel platform that had some effect on us as well. So I still think that enterprise sales are growing but I think at a lower rate than we thought. We thought mid-single digits. I think now we're looking at a little bit low single digits. So it just hasn't taken off the way we expected. I do think that we're seeing the effect of these platform transitions.

Vernon Essi - Needham & Company - Analyst

And just to follow-on that. You would -- do you have any specific take at this point, every management team's getting the question, if you believe that the tablet/ARM-base approach is encroaching upon the Wintel duopoly. Do you have any take on that or any --

Christine King - SMSC - President & CEO

Sure. I think on the consumer side of the Wintel type of products, there's no question that Apple is having an impact, no question about that. I think we all saw at CES a great number of new tablet devices. I think there were like 75 or something of them being shown. I think the jury is still out on which ones will be successful and how successful they'll be. But I think this is an area where we believe we need to be positioned well and so as I mentioned, we are designed into most of the reference platforms.

And we're working with over 20 different customers, whether it's the traditional PC OEMs, ODMs, Asian and Japanese suppliers that have new tablet devices. So I still think the jury's out, Vern. I think that it's going to be tough for someone to get a meaningful position in the next year, compared to the position that Apple has. I think we all have to be ready for it. I think that the operating system rollout is probably slowing things down a little bit so as that happens I think it will be a wait and see but we're going to be in there.

Vernon Essi - Needham & Company - Analyst

Okay. All right. Thanks very much.

Christine King - SMSC - President & CEO

Thank you, Vern.

Operator

We'll take our next question from Jeff Schreiner with Capstone Investments.

Jeff Schreiner - Capstone Investments - Analyst

Yes, thank you very much for taking my question. Kris Sennesael, I was wondering if you could comment, sir, regarding inventories. I believe it's the second quarter that they're up sequentially yet as we looked at the guidance last quarter of flat to up a few percentage points and the guidance this quarter with the typical seasonality. Can you help us understand what's going on with within inventories?

Kris Sennesael - SMSC - VP & CFO

Yes, as I said in the call, most of the inventory increase is coming from the Symwave acquisition, which is currently ramping their business and so their inventory turns are definitely lower than where we were at SMSC. As a result, of that we are now at 3.8 inventory turns.

Jeff Schreiner - Capstone Investments - Analyst

Okay. Thank you. I must have missed this. Chris, what's the typical seasonality that you usually see in the first quarter?

Christine King - SMSC - President & CEO

Usually our seasonality is about flat and as I mentioned, based on our customer forecasts, the way bookings are filling in right now, it is our take that first quarter ought to be better than seasonality, normal seasonality.

Jeff Schreiner - Capstone Investments - Analyst

Thank you. I'll just ask one more and let some other people get in here, but gross margins here at 55% on a non-GAAP basis, I think even with a little bit of headwind it seems from the Symwave acquisition, it seems like they're fairly stable here based on some of the guidance you've given. Is there any initial thought process you can give us about maybe where that profile could be moving after the acquisition? Is it going to be significantly impacted, do you think?

Kris Sennesael - SMSC - VP & CFO

Absolutely, if you look currently, Conexant non-GAAP gross margins are approximately 60%. So we believe that once the acquisition is completed, that should give us approximately 200 basis points further improvement on the gross margins.

Jeff Schreiner - Capstone Investments - Analyst

Okay. Thank you very much. I appreciate it.

Christine King - SMSC - President & CEO

Thanks, Jeff.

Operator

We'll go next to Suji De Silva with ThinkEquity. Good morning Chris and Kris. Congratulations on the transaction.

Christine King - SMSC - President & CEO

Thanks Suji.

Operator

For the Conexant acquisition, sounds like many of the businesses are complementary. I'm curious if any of them are not from your perspective at this juncture and would be something you would not focus on all together.

Christine King - SMSC - President & CEO

I really think they are synergistic. I mean, certainly the one area that we haven't significantly participated in is imaging, although we do have connectivity products in printers. But I think even if we look at the imaging pieces of the market, we definitely have strong customer relationships with the customers there. So we're very excited about the common customers and what we can bring from a customer relationship standpoint overall. And as I mentioned, I think that the addition of content is going to really expand our product portfolio overall. So we're pretty excited about the entire product portfolio and I think one of the things, as we've gone forward, I think security and storage also have become very important to us at SMSC and I think that with the video capability and surveillance, some of the home security, but also token security is also very synergistic. So right now all of the pieces look like they fit to me.

Operator

Okay. And then on the core business in terms of order patterns you said seem to be rebounding quarter-to-date. I know PCs are going through a transition here. Can you talk about your expectations as the new Intel platforms start to ramp up whether that's going to track to your expectations faster or if it's going to be a little slower --

Christine King - SMSC - President & CEO

I would say it's a little bit slower. I think that we'll start seeing the transition happening in our -- in this current quarter and then I think we'll help some of the acceleration in the first quarter.

Operator

Lastly on tablets, a follow-up there, what do you think your content opportunity is here per tablet initially and maybe longer term.

Christine King - SMSC - President & CEO

I would say on the types of products that we're being designed into tablets are, of course our USB5 hubs. We're starting to sample a low power portable hub which is exciting, flash media reader, our USB to Ethernet components and then our analog components. So I would say content is probably somewhere around $1 to $2, depending on how many parts are picked up by any particular tablet.

Operator

Great. Thanks for the color.

Christine King - SMSC - President & CEO

Thanks Suji.

Operator

We'll go next to Harsh Kumar with Morgan Keegan.

Harsh Kumar - Morgan, Keegan & Company - Analyst

Hey, guys. It's Harsh. I apologize if some of these questions have been asked before or addressed in the commentary. I missed some part of the call. Christine, I think you've given us some idea of your model at $100 million to $120 million run rate. You're going to be closer to about $150 million run rate at this point in time when this deal closes with Conexant. Could you give us an idea of what your model is capable of with those numbers on a longer term basis?

Christine King - SMSC - President & CEO

Thanks for your question, Harsh. We will be updating our model and as I said the details of the financial transaction at the time of the close. But that being said, I would say our expectation is that this transaction would be accretive to our model overall and it will certainly I think be a force in achieving our model.

 Harsh Kumar - Morgan, Keegan & Company - Analyst

Fair enough. And then I think I just did some rough math and again, I don't know if you addressed this but you will be using about $92 million, $93 million of cash which I think will leave you about $40 million. How much cash do you need to run your business and how should we think about that?

Kris Sennesael - SMSC - VP & CFO

And Harsh, at Conexant, currently there is approximately $100 million as well.

Harsh Kumar - Morgan, Keegan & Company - Analyst

Oh, fair enough. That's that then. How long, Chris and Kris, before Symwave is fitted into the SMSC operating model and gross margin model and what's needed to be done there?

Christine King - SMSC - President & CEO

Sure. Thanks. Well, I think there is a number of things that we really like about the Symwave acquisition, although as I mentioned, it is dilutive to Q4 earnings. First of all, we think storage and having a play in storage is going to be important in connectivity going forward. And secondly, of course, USB3 is very important to us. We think this is the year of the USB3 transition so it's going to be very important to have products out there. Sampling in the first part of the year. And then of course, ramping into production towards the end of the year and so of course, the Symwave IP helps us there. And we do believe that we've acquired a world class engineering team which I think is going to be very important to us. I would say that the revenue picture on Symwave which is why we tried to be specific, it was $2.7 million of revenue in Q3. Our expectation is about $3 million in Q4.

As it's very fast moving market, I would say the revenue for next year is somewhat uncertain. It is lower -- the current business is a lower margin business and strictly USB to SATA. I would say as we go into next year, our expectation is that this business will be dilutive to gross margins. However, going forward, I think as we add new types of storage and new features and also apply this technology to the broader SMSC product portfolio, the acquisition, although not the products that were in production at the time of the acquisition, the acquisition I think can come in line with our overall gross margins, just not with the current products. So I hope that was clear. I guess to summarize, current products will not meet our margin expectations but we believe future products will.

Harsh Kumar - Morgan, Keegan & Company - Analyst

Got it. Fair enough. And then last, Conexant's $8 million to $10 million in savings, should we think of them as steady and linear after you close the quarter over the course of the next year, 12 months, or is there some hockey stick or one way or the other if you can help us with some color?

Kris Sennesael - SMSC - VP & CFO

In terms of revenue or OpEx?

Harsh Kumar - Morgan, Keegan & Company - Analyst

No, no, I meant the cost cuts, the $8 million to $10 million savings.

Kris Sennesael - SMSC - VP & CFO

There will definitely be a big impact in the first quarter but some of the remaining cost reductions will have to flow in over the next four quarters as we work on integration. Also, to give you some color, roughly 20% of the synergies will be in cost of goods sold and 80% will be more in the OpEx area. Definitely in the cost of goods sold area, it will take some longer time to implement the cost synergies there.

Harsh Kumar - Morgan, Keegan & Company - Analyst

Very helpful. Thanks. And congratulations on the Conexant deal.

Christine King - SMSC - President & CEO

Thanks a lot, Harsh.

Operator

We'll go next to Sachin Shah with Capstone Global Markets.

Sachin Shah - Capstone Global Markets - Analyst

Good morning. Thanks for taking my question. Just wanted to clarify, aside from the HSR, what other regulatory approvals are needed to complete the deal?

Kris Sennesael - SMSC - VP & CFO

Yes, that's right, and also Conexant shareholder approval.

Sachin Shah - Capstone Global Markets - Analyst

Yes. Aside from the shareholder vote, HSR, any other regulatory approvals needed?

Kris Sennesael - SMSC - VP & CFO

No, no, there is not.

Sachin Shah - Capstone Global Markets - Analyst

Okay. Any reason why then the first half closing time frame is -- should the deal complete much sooner?

Kris Sennesael - SMSC - VP & CFO

We definitely are going to try to close the deal as soon as possible.

Sachin Shah - Capstone Global Markets - Analyst

Okay. That's fair. Now, just to understand the background of the transaction, were there any other parties, the valuation as well, how did you arrive at the valuation?

Kris Sennesael - SMSC - VP & CFO

Well, we have obviously used the normal analysis that are done including a discounted cash flow analysis, looking ahead to their business, not only in the short-term but also obviously in the mid and long term and we feel pretty comfortable about the valuation that is attached to this deal.

Christine King - SMSC - President & CEO

So just to add to that, I think that with the help of our advisors, we look at the deal every way so as Kris said, discounted cash flow, looking at the forecast and financial forecasts going forward, looking at the valuation of peer companies as well as peer transactions. So we come at it a lot of different ways and believe that with our advisors we've done a very thorough job.

Sachin Shah - Capstone Global Markets - Analyst

So was this an auction process or was this a --

Christine King - SMSC - President & CEO

No, no, it was not.

Sachin Shah - Capstone Global Markets - Analyst

Okay. Thank you very much. Have a good day.

Christine King - SMSC - President & CEO

Thanks.

Operator

We'll go next to Rob Crystal with Goldman Sachs.

Rob Crystal - Goldman Sachs - Analyst

I had a couple of housekeeping questions. I guess one is, are the auction rate securities in your cash on the SMSC balance sheet and then two, can you talk about the NOL at Conexant and how much you think you can save there or what you think the present value of that is?

Kris Sennesael - SMSC - VP & CFO

Sure. No, the auction rate securities are not reported under cash on the balance sheet.

Rob Crystal - Goldman Sachs - Analyst

Great. Okay.

Kris Sennesael - SMSC - VP & CFO

And --

Rob Crystal - Goldman Sachs - Analyst

The NOL?

Kris Sennesael - SMSC - VP & CFO

In terms of NOLs, obviously when you acquire a business there are 382 limitations to that and so we estimate that we probably can use like $7.5 million of NOLs over the next 20 years.

Rob Crystal - Goldman Sachs - Analyst

Okay. And who are the advisors on the deal?

Kris Sennesael - SMSC - VP & CFO

We worked together with Credit Suisse.

Rob Crystal - Goldman Sachs - Analyst

Okay. Great. Thank you very much. Good luck.

Christine King - SMSC - President & CEO

Thank you.

Operator

We'll take our next question from Blake Harper with Signal Hill.

Blake Harper - Signal Hill Group - Analyst

Thanks for taking my question. I know you've gotten a lot -- talked a lot about the deal but I just wanted to ask it in a different way. A lot of the acquisitions that you've done in the past have been a lot of smaller companies that had some interesting technologies that you tried to take into different applications and scale that way but I just wanted to see what was your thinking as a departure from that previous strategy as to go to the larger deal?

Christine King - SMSC - President & CEO

Sure. Our intent on any of these acquisitions has been, number one, increasing our product portfolio which allows us to increase our market share as well as broader set of customer penetration. That's always been number one. Number two is adding technology and talent. And my third criteria has always been deal accretion in a relatively short period of time. And I think that over the last two years since I've been at the Company, there have been limited opportunities of anything of this type of size that was in the price range that we would think provided a good value to us. And so it just happened that we were able to find a number of smaller deals that we think have really added to the Company overall.

And we were fortunate enough to be introduced to a Conexant technology and capability and product lineup and we were very excited about it. We think that the value is fair. We like the engineering team. We're very excited that the President and Chief Operating Officer has decided to join us and that's going to make, I think, our Company a lot stronger. So I think it was just that we saw the right opportunity at the right time at the right value and we're able to execute on it and so we really haven't put any limitations on ourselves other than meeting those acquisition criteria that we have and, once again, having a fair value and helping our model in the long term.

Blake Harper - Signal Hill Group - Analyst

Okay. Thanks, Chris. Just one more in the wireless audio, you talked about the adoption had slowed a little bit. Just wanted to have you expand on that a little bit or clarify. Is it something that you see in the market that you don't maybe think is -- there's a lot of opportunity there, or is it just something that you said like a price or new products that consumers would adopt that would need to be there for that market to take off or go more in the direction that you would like it to?

Christine King - SMSC - President & CEO

Yes, the design wins have been great and I think it was one of our better demos at CES with major customers that we have like Samsung in-home theater. So wireless sound bars, wireless headphones, I think the products are great. But at our customers, the consumer adoption hasn't been as fast as they would like and I think today consumers don't want to pay the added price for wireless capability because of the price sensitivity. So we really think that the size of the market will still be very attractive. We're not discounting the size of the market at all. And I think that one of our goals is to continue to reduce the price point of our solution. We just introduced last week our new next generation wireless audio chip for home theater and have been making sure that we can reduce the price point, of course our associated costs, and we're continuing to work on that path. So our job is to make wireless audio in consumer applications affordable.

Blake Harper - Signal Hill Group - Analyst

Okay. Thanks a lot, Chris.

Christine King - SMSC - President & CEO

Sure. Thanks.

Operator

We'll take our next question from Mahesh Sanganeria with RBC Capital Markets.

Mahesh Sanganeria - RBC Capital Markets - Analyst

Hi, guys. Just a quick question on your guidance and particularly industrial. Can you give us some more color on what's driving industrial down so much and how does industrial look in Q1? And also, if you could give us some color on the linearity of the bookings, bookings have improved, could you give us some linearity on the bookings?

Christine King - SMSC - President & CEO

Sure, be happy to. I think as you know, the industrial sales for the last six quarters have been increasing significantly and I personally think what has been driving that is a fear that the supply won't be there. And so as a result, I would say that we had very strong industrial bookings and, in fact, our revenue in Q3 was almost $20 million of industrial, which is an extremely high number and by far, I would say in recent years a record for us. And now I think that there's not quite that fear that there will be shortages in the supply chain and so it's for that reason we expect this about 20% drop in Q4. I think that will start to recover in Q1, perhaps not back to the record levels that we were at, but I would say more normal levels.

So I really think it's just a product of fear in the supply chain and getting too much inventory in the channel in industrial components and I think as you know our industrial components, as many companies, is sold through distribution to many, many customers so it's one of the harder areas to see the trends. On the linearity of bookings, since December 1, we've seen pretty strong bookings and I would say the bookings have been very flat -- very linear. So I would say in the last four to five weeks, it's been pretty much about at the same level with the book-to-bill of a little over 1.3.

Mahesh Sanganeria - RBC Capital Markets - Analyst

And just a quick follow-up on that bookings. You said booking improved in December. Is there certain segment where you saw the booking improvement?

Christine King - SMSC - President & CEO

I would say overall the booking improvements we've seen on the portable and on the consumer side. There were a number of tablets that were delayed, so we've seen the bookings for those products. I think that we're seeing the post-Christmas season replenishment of inventory in SmartPhones. I would say that PC bookings are relatively healthy and of course, automotive bookings I would say pretty well in line.

Mahesh Sanganeria - RBC Capital Markets - Analyst

Okay. Thank you very much.

Christine King - SMSC - President & CEO

Thank you.

Operator

We'll take our next question from Christopher Longiaru with Sidoti & Company.

Christopher Longiaru - Sidoti & Company - Analyst

Hey, guys. Can you hear me?

Christine King - SMSC - President & CEO

Yes, hi, Chris.

Christopher Longiaru - Sidoti & Company - Analyst

Hi. Congratulations on the acquisition.

Christine King - SMSC - President & CEO

Thank you.

Christopher Longiaru - Sidoti & Company - Analyst

Just a couple questions. First, just looking out, I mean, how -- with the acquisition, what's the biggest thing you're excited about in terms of technology and where you think your biggest opportunity within Conexant is?

Christine King - SMSC - President & CEO

So what I'm most excited about is -- well, I guess two things. Number one is I'm very excited about the cross-selling opportunities on existing products. I think that both of our Companies have very customer-oriented cultures but I think that we're going to be able to utilize the relationships we've built up over many years and decades at SMSC to continue to increase the sales of the existing Conexant products. So I'm always excited about revenue that comes sooner rather than later. But on the other hand, I think probably the most compelling piece of this is the video and the audio, giving us an opportunity, for instance, in PCs and consumer devices to have a world class audio codec, not only the hardware but the system solutions, the software support is I think extremely exciting.

And also video, we just introduced our first video codec for automotive applications. I think this whole area of video security as well as video in automotives are really exciting areas. So this really gives us technology that we haven't had access to before and I would say also talent. As SMSC becomes a more solutions-oriented Company, I keep finding myself listening to our engineers saying, "well, we need more DSP capability or we need to have deeper audio capability." And as I was looking at this opportunity, I kept saying, "well, here it is." And so I think I'm the most excited about the integrating the intellectual property to create new products that our customers are going to be very happy with. Of course, I'm excited to get the engineers together.

Christopher Longiaru - Sidoti & Company - Analyst

And just moving -- just one more acquisition question and then I just have one more thing. Just on the acquisition in terms of the $8 million to $10 million, how does that progress? I mean, is it -- I know that Harsh asked how linear it was. You're talking about the gross margin. How long does it take to get to that in terms of some reduction as opposed to -- I know you said at the end of the fiscal year you would see that $8 million to $10 million. Are we going to see $1 million in the first quarter? $2million? How is that progression in your mind?

Kris Sennesael - SMSC - VP & CFO

It will be more than $1 million in the first quarter.

Christopher Longiaru - Sidoti & Company - Analyst

Okay.

Kris Sennesael - SMSC - VP & CFO

And so there will be a big impact right from the start and then the remainder we will make further improvements as we integrate the business over the next three to four quarters.

Christopher Longiaru - Sidoti & Company - Analyst

Got it. Just in terms of MOST, where was the majority of that growth in the quarter? You saw a record quarter there.

Christine King - SMSC - President & CEO

Yes.

Christopher Longiaru - Sidoti & Company - Analyst

Was that Asia?

Christine King - SMSC - President & CEO

It was a come by--it was primarily European car makers who were selling into Asia and the US, or I would say particularly China and the US. So part of it was units. Part of it was ramping of new products, particularly our USB products have been taking off pretty nicely and the third piece of it is we've been very successful on the middleware and software side of things for the MOST -- that support the MOST network. With our acquisition of K2L so that was up as well.

Christopher Longiaru - Sidoti & Company - Analyst

Thank you, guys. That's all I have.

Christine King - SMSC - President & CEO

Thank you.

Operator

We'll take our next question from Ian Ing with Gleacher & Company.

Ian Ing - Gleacher & Company - Analyst

Hi, Chris and Kris, congratulations on the Conexant deal.

Christine King - SMSC - President & CEO

Thank you, Ian.

Ian Ing - Gleacher & Company - Analyst

You talked about cross-selling opportunities. Could you talk also perhaps if there's silicon integration opportunities where components reside together on a system and perhaps you can do an integration and (inaudible) shrink and get some better gross margins?

Christine King - SMSC - President & CEO

Yes, I think that over time there will be opportunities there. So I can't be exactly specific. So I'm sorry, I'll have to be a little bit more general. But clearly one of the headwinds that we would expect at SMSC is as connectivity protocols get absorbed into higher functioning chips, that's always what we feel has been our biggest competitive risk. By adding this content that we can integrate connectivity with, we think that, that's really allowing us to get out ahead of that integration risk by adding features. So as an example, we can see, for instance, integrating audio as well as analog, which I was mentioning in our script, our prepared remarks, that we also see things like touch and environmental control being integrated as well.

So as an example, in our embedded controllers and PCs, integrating audio along with analog functions is a real natural fit overall. Also, I think on the audio side, there's an opportunity to integrate the audio codec with our wireless audio so that's another opportunity. Quite frankly, I think there's going to be opportunities for video integration. I would say that one of our more exciting demonstrations at CES was token security for banking and those types of applications on PCs or consumer devices and I can also see with the types of embedded modem applications we have security potentially being integrated in that. So I think that there are a lot of integration opportunities. I would say just how those look like from what's in the die, does it shrink it or not, we're not quite at that point yet.

Ian Ing - Gleacher & Company - Analyst

I see. Related to that question, I see that Conexant is fabless. Do you see that mix changing, perhaps SMSC business moving to the foundry model or the foundry model moving internally to SMSC?

Christine King - SMSC - President & CEO

Actually, Ian, we're both fabless. So we're both completely fabless and in fact, we share the same foundries as well as a lot of the same test suppliers. So there are synergies in our supply chain and it is totally fabless and outsourced.

Ian Ing - Gleacher & Company - Analyst

Very good. Last question. Could you talk a little bit more about how you're going to organize the sales force? Do you see Conexant teams and SMSC teams calling on the same customers and end markets or could you free up some resources to pursue new opportunities?

Christine King - SMSC - President & CEO

Our objective would be that we would have a fully integrated sales force as well as fully integrated applications, fully integrated product lines so my philosophy is take the best of both. As I mentioned Roger Wendelken will be heading up our sales force and of course, this period that we're getting our approvals, we will be doing detailed integration planning as well as planning the organization. So we do plan to have one sales organization and take the best of both.

Ian Ing - Gleacher & Company - Analyst

Okay. Great. Thank you.

Christine King - SMSC - President & CEO

Thank you.

Operator

We'll take our next question from Jean Lopez with Saratoga Capital.

Jean Lopez - Saratoga Capital - Analyst

Hi, can you guys hear me okay?

Christine King - SMSC - President & CEO

Yes, Jean.

Jean Lopez - Saratoga Capital - Analyst

Great. I'm sorry. Just want to make sure because I got one of these new headsets. I have a couple questions. If we could just go back to bookings for one second. I want to clear a couple of things up in my head. Just looking back in my model from last quarter, so for the August ending quarter, you guys reported book-to-bill for the full quarter at 1 but when you had the call in September, I think you had cited it was running close to like 1.2. Does that all sound familiar? Do I have that down right?

Christine King - SMSC - President & CEO

I think that was Q2 numbers it seems to me.

Jean Lopez - Saratoga Capital - Analyst

Okay. So that's two quarters back.

Christine King - SMSC - President & CEO
Q3 was always -- Q2 was -- I think our highest level of bookings was in Q1 to Q2.

Jean Lopez - Saratoga Capital - Analyst

Right. Book-to-bill progression seems to be Q1 was like 1.5.

Christine King - SMSC - President & CEO

Yes, 1.5. Then it came down.

Jean Lopez - Saratoga Capital - Analyst

Q2 decreased to 1 for the full quarter.

Christine King - SMSC - President & CEO

That's right.

Jean Lopez - Saratoga Capital - Analyst

Again, I think you had indicated at the time it was running 1.2. You're down to 0.7 for this quarter.

Kris Sennesael - SMSC - VP & CFO

That's correct.

Jean Lopez - Saratoga Capital - Analyst

Okay. So in the last two quarters, bookings are down 30% sequentially each of the last two quarters. The imputed in the 1.3 you're talking about is just a gigantic spike in bookings. Assuming that were to continue for the full quarter that would impute bookings up 75%. I guess my question is what is going on underneath the covers in the supply chain that's causing this amount of order volatility and how relevant do you deem book-to-bill to be at this point, just given the fact that it seems to be changing on you rather quickly?

Christine King - SMSC - President & CEO

Well, I think book-to-bill's always an important indicator. As you pointed out, you have to understand it. I'm looking at the booking trends right in front of me now and I think the dynamics were as we got into our fiscal first quarter which started March 1, I think there was a lot of fear in the supply chain. As a Company, we never extended our lead times but what we found was in Q1 and I think we, at the time we noted this, we had a 1.5 book-to-bill and we said customers are placing orders out into Q3. And so I think in Q1 and then in Q2, customers were placing orders out into the Q3 time frame. And so I think that's what caused the rise in the bookings. So as we got through to the Q3 time frame, the orders were already there.

So we didn't have any new bookings and that's why the bookings level was so low, despite the fact that the revenue didn't decline significantly. Now, of course, we are going into the more seasonally weak quarter so that has a little bit of an effect. So if you take the run rate that we are on in Q4 so far, it gets the bookings back to where we were in the Q2 level, not where we were back at the Q1 level, and the orders that we're seeing are filling in for the balance of Q4 and booking into Q1.

Jean Lopez - Saratoga Capital - Analyst

Very helpful. That makes a lot of sense.

Christine King - SMSC - President & CEO

Sure.

Jean Lopez - Saratoga Capital - Analyst

The second part I wanted to get a little clarity on, Symwave, you guys said was $2.7 million in revenue for the quarter which I think you guys closed that November 12, so you didn't have quite a full quarter. Is that right?

Kris Sennesael - SMSC - VP & CFO

That's correct. It was only 18 days, but their revenue was pretty much back-end loaded.

Jean Lopez - Saratoga Capital - Analyst

Got you. And you're saying -- you're guiding that to $3 million for the full quarter, so effectively that business is flat quarter to quarter despite the fact you're getting a full quarter versus 18 days?

Christine King - SMSC - President & CEO

About that. The reason it was so high in Q3 was that customers were just stocking their shelves. So there was a big -- a huge production ramp which is now getting to more steady state.

Jean Lopez - Saratoga Capital - Analyst

Got you. Makes perfect sense. The last question -- thanks for all the clarity. The last question, just end market related, the Chinese started rolling back a lot of their subsidy activity which I'm sure you're seeing indigenously in their market and as you note, a lot of consumption there has been luxury in orientation which is going from Europe, exported to China. So I guess my question here is, one, is that something you're paying attention to? Two, is any of that activity showing up in any way out of the order patterns or anything along those lines? And then three, as you talked about a little bit of a better than seasonal outlook going out of this current quarter, what's your view on automotive within that better than seasonal context?

Christine King - SMSC - President & CEO

Sure. Well, of course we always do have to watch the Chinese market because it is a very important market. I would say on the automotive side, despite maybe perhaps a pullback in luxury car buying, I think the auto show's going on right now in Detroit. I think that luckily there's been some balance and I think increases in US automotive sales as well. So from a global standpoint, we feel pretty good about the automotive market and as I mentioned a lot of the car makers didn't even do their normal Christmas shutdowns. So we think the automotive revenue is going to be healthy going into the new year and then of course, towards the back end of next year, we have some new OEM product ramps. I was mentioning Volkswagen. We've mentioned that we have still the full ramp of General Motors in front of us.

So we feel really good about the automotive market going forward. In other areas in the Chinese market, I would say of more concern is probably more the consumer spending side of things and as I mentioned in Q4, now, part of this is worked out of inventory but Asia is one of the weaker geographies in Q4 and I think that this year we're expecting a more normal lunar new year shutdown and we're always watching to when Chinese New Year is over, what happens after that. So that will be very important to pay attention to.

Jean Lopez - Saratoga Capital - Analyst

That makes perfect sense. I apologize because you gave me two quick follow-ups in your answer. First one is, just around the shutdown stuff, do you have concern at all that the shutdown -- the lack of shutdowns is just related to demand getting pulled in to trying to catch the last of the subsidies or -- I'm not really asking whether you're afraid of that as an opinion. In the order books, do you notice any of that unusual spike up in activity towards the end --

Christine King - SMSC - President & CEO

No.

Jean Lopez - Saratoga Capital - Analyst

Nothing. The second thing, the other clarification. When you say weaker consumer in Asia, which end markets are you referring to, again, specifically, when you -- what do you lob into that bucket?

Christine King - SMSC - President & CEO

I would say that it's a little bit of the PC side, particularly ODM PCs and also on TV-related products.

Jean Lopez - Saratoga Capital - Analyst

Got you. All right. Maybe they're spending all their money on cars.

Christine King - SMSC - President & CEO

Could be.

Jean Lopez - Saratoga Capital - Analyst

Thank you very much for all the help and clarification.

Christine King - SMSC - President & CEO

Thank you Jean.

Operator

We'll take our last question from Harsh Kumar with Morgan Keegan.

Harsh Kumar - Morgan, Keegan & Company - Analyst

Hey, guys. Just a quick question on the debt for Conexant. When is it due and is it due possibly upon takeover?

Kris Sennesael - SMSC - VP & CFO

That's correct, Harsh. It's due March 2015, but there is a change of control provision.

Harsh Kumar - Morgan, Keegan & Company - Analyst

Okay. Thanks.

Kris Sennesael - SMSC - VP & CFO

So Harsh, we are working together with our advisors and we obviously will work together with the secured note holders on this topic.

Operator

That's all the time limit we have for questions today. I'll turn the call back over to Chris King for closing remarks.

Christine King - SMSC - President & CEO

Sure. Thank you. Well, we've been busy this quarter at SMSC. We're all excited about the acquisition of Conexant which we believe will make SMSC a stronger Company. Our product portfolio has never been so exciting including our USB graphics, USB to Ethernet, next generation automotive and companion chips and wireless audio solutions. With the addition of the Conexant business, we have the opportunity to expand our product footprint, our presence with customers and to deliver better top and bottom line results. Let me wrap up with some wisdom I learned from Chinese New Year. The year of the Tiger was a great one for SMSC. We are just entering the year of the rabbit which starts with crouching and then jumping. The next year is the year of the dragon, the most powerful of the New Year symbols. This is a great proxy for the new SMSC future. We look forward to speaking with you next quarter. Have a great day.

Operator

This concludes today's conference call. Thank you for your participation.